Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	2017	2016	2015	2014	2013
Earnings:
Net income attributable to common shareholders	$488,456	$442,034	$437,257	$397,595	$406,074
Income taxes	258,272	236,411	237,720	220,705	230,591
Fixed charges	228,377	213,973	202,465	208,226	206,089
Total earnings	$975,105	$892,418	$877,442	$826,526	$842,754

Fixed Charges:
Interest expense	$219,796	$205,720	$194,964	$200,950	$201,888
Estimated interest portion of annual rents	8,581	8,253	7,501	7,276	4,201
Total fixed charges	$228,377	$213,973	$202,465	$208,226	$206,089

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$746,728	$678,445	$674,977	$618,300	$636,665
Net income from continuing operations attributable to common shareholders	488,456	442,034	437,257	397,595	406,074
Ratio of income before income taxes to net income	1.53	1.53	1.54	1.56	1.57
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$228,377	$213,973	$202,465	$208,226	$206,089
Preferred stock dividend requirements	—	—	—	—	—
Total	$228,377	$213,973	$202,465	$208,226	$206,089

Ratio of Earnings to Fixed Charges (rounded down)	4.26	4.17	4.33	3.96	4.08